

February 21, 2025

Robbert Rietbroek
Chief Executive Officer
Primo Brands Corp
1150 Assembly Drive, Suite 800
Tampa, FL 33607

> **Re: Primo Brands Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 7, 2025**
> **File No. 333-284501**

Dear Robbert Rietbroek:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed February 7, 2025
Risk Factors
In the future, we may be considered a "controlled company"....., page 23

1.  Please revise the caption and text of this risk factor to reflect your expected controlled company status following the proposed amendments, rather than discussing this hypothetically. Clarify that the requisite consent has been obtained, identify the expected timing for your capital structure change, and more fully discuss the consequences of removal of the 49% voting limitation. Disclose potential conflicts of interest related to the controlling shareholder interest and management roles, including majority board representation, and material risks related to the ability to control matters requiring shareholder approval.

<u>General</u>

2.    Please update the financial statements of Primo Brands Corporation, Triton Water Parent, and Primo Water Corporation to be compliant with Rule 3-12 of Regulation S-X.

3.    We note your response to our prior comment 11. Please further revise your disclosure to address the following items:
- Disclose the expected timing for the proposed amendments and resulting change in your capital structure;
- Provide prospectus cover and summary disclosure regarding your controlled company status, including the percentage ownership of your controlling shareholder and your current intent not to rely on NYSE exemptions;
- Update disclosure regarding your refinancing, including the results of the exchange offers, and summarize material terms of new instruments or arrangements; and
- File any material related agreements as exhibits to your registration statement.

Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing